Exhibit 99.2

DRYSHIPS INC. ANNOUNCES FILING OF FORM F-1 REGISTRATION STATEMENT FOR PLANNED SPIN OFF OF ITS GAS CARRIER BUSINESS

February 8, 2018, Athens, Greece - DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, announced today that its wholly owned subsidiary, Gas Ships Limited Inc., ("Gas Ships Limited") has filed a registration statement on Form F-1 with the U.S. Securities & Exchange Commission.  The filing relates to the Company's spin off of its gas carrier business from the Company.
In the spin-off, DryShips will distribute to holders of its common stock 49% of the issued and outstanding shares of Gas Ships Limited's common stock.  Following the spin-off, Gas Ships Limited will be a publicly-traded company, and DryShips will retain a 51% ownership interest in Gas Ships Limited.

Mr. George Economou, the Company's Chairman and Chief Executive Officer, commented:

"The filing of the Form F-1 Registration Statement is an important step in the process of establishing Gas Ships Limited as a new, stand-alone company with its own strategic focus, independence and priorities. We believe that this business is well-positioned for success as a separate company."

A copy of Gas Ships Limited's initial Form F-1 Registration Statement, which contains financial and other information regarding Gas Ships Limited and the spin-off, is available at www.sec.gov.  The initial Form F-1 Registration Statement may be subsequently amended to provide further information regarding Gas Ships Limited and the spin-off prior to its completion.

The spin-off is subject to certain conditions, including the effectiveness of Gas Ships Limited's Form F-1 registration statement and final approval and declaration of the distribution by DryShips' Board of Directors.  DryShips may, at any time until the closing of the spin-off, decide to abandon, modify or change the terms of the spin-off.

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of 35 vessels comprising of (i) 12 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers and (viii) 6 offshore support vessels, including 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com